UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information Jan-Jun/2026 —

1

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

This presentation contains some financial indicators that are not recognized by GAAP or the IFRS Accounting Standards. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance and liquidity; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with the IFRS Accounting Standards. See definitions of Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted Cash and Cash Equivalents, Net Debt, Gross Debt, Free Cash Flow, and Leverage in the Glossary and their reconciliations in the sections Liquidity and Capital Resources, Reconciliation of LTM Adjusted EBITDA, Net Debt/LTM Adjusted EBITDA Metrics and Consolidated Debt.

2

TABLE OF CONTENTS

CONSOLIDATED RESULTS
Key Financial Information	4
Sales Revenues	4
Cost of Sales	5
Income (Expenses)	5
Net finance income (expense)	6
Income taxes	7
Net Income attributable to shareholders of Petrobras	7

CAPITAL EXPENDITURES (CAPEX)	8

LIQUIDITY AND CAPITAL RESOURCES	9

CONSOLIDATED DEBT	10
RECONCILIATION OF ADJUSTED EBITDA, LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS
Adjusted EBITDA and Net cash provided by operating activities – OCF	11
LTM Adjusted EBITDA and LTM Net cash provided by operating activities - OCF	12
Adjusted Cash and Cash Equivalents, Gross Debt, Net Debt, Net Cash provided by Operating Activities (LTM OCF), LTM Adjusted EBITDA, Gross Debt Net of Cash and Cash Equivalents/LTM OCF and Net Debt/LTM Adjusted EBITDA Metrics	13

RESULTS BY OPERATING BUSINESS SEGMENTS
Exploration and Production (E&P)	14
Refining, Transportation and Marketing	15
Gas and Low Carbon Energies	16

GLOSSARY	17

3

CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group (the “Company”) is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing on a monthly basis.

Key Financial Information

US$ million	Jan-Jun/2026	Jan-Jun/2025	Change (%)
Sales revenues	57,142	42,110	35.7
Cost of Sales	(26,309)	(21,710)	21.2
Gross profit	30,833	20,400	51.1
Income (expenses)	(8,732)	(7,775)	12.3
Net income attributable to the shareholders of Petrobras	16,627	10,708	55.3
Net cash provided by operating activities	20,649	16,029	28.8
Adjusted EBITDA	29,964	19,688	52.2
Average Brent crude (US$/bbl) (1)	92.57	71.74	29.0
Average Domestic basic oil products price (US$/bbl)	100.76	84.75	18.9
(1) Source: Refinitiv.
US$ million	06.30.2026	12.31.2025	Change (%)
Gross Debt	70,806	69,793	1.4
Net Debt	60,388	60,593	(0.3)
Net Debt/LTM Adjusted EBITDA ratio	1.14	1.42	(19.7)

Sales Revenues

US$ million	Jan-Jun/2026	Jan-Jun/2025	Change (%)
Diesel	14,327	12,753	12.3
Road-use diesel subsidy program (1)	2,051	-	-
Gasoline	5,936	6,037	(1.7)
Gasoline subsidy program (1)	159	-	-
Liquefied petroleum gas (LPG)	1,773	1,617	9.6
Liquefied petroleum gas (LPG) subsidy program (1)	17	-	-
Jet fuel	3,072	2,132	44.1
Naphtha	1,256	835	50.4
Fuel oil (including bunker fuel)	376	297	26.6
Other oil products	2,062	1,901	8.5
Domestic market oil products	31,029	25,572	21.3
Natural gas	1,677	1,858	(9.7)
Crude oil	2,289	2,478	(7.6)
Renewables and nitrogen products	234	94	148.9
Breakage	80	102	(21.6)
Electricity	602	287	109.8
Services, agency and others	490	348	40.8
Total domestic market	36,401	30,739	18.4
Exports	20,267	11,049	83.4
Crude oil	16,096	8,262	94.8
Fuel oil (including bunker fuel)	3,420	2,277	50.2
Other oil products and other products	751	510	47.3
Sales abroad (2)	474	322	47.2
Total foreign market	20,741	11,371	82.4
Sales revenues	57,142	42,110	35.7

(1)    Established by Provisional Measures (MPs) No. 1,340/2026, 1,349/2026, 1,358/2026 and 1,363/2026 of the Brazilian Federal Government for road-use diesel, gasoline and LPG, enabling partial compensation to producers and importers who prove that selling prices charged to distributors are equal to or lower than the price determined in the MPs.

(2)    Sales revenues from operations outside of Brazil, including trading and excluding exports.

4

Sales revenues were US$ 57,142 million for the period Jan-Jun/2026, a 35.7% increase (US$ 15,032 million) when compared to US$ 42,110 million for the period Jan-Jun/2025, mainly due to:

•	a US$ 7,834 million increase in exported crude oil revenues, which derives from a US$ 4,281 million increase in sales volumes, and a US$ 3,553 million increase in the average price of crude oil exports;

•	a US$ 5,457 million increase in domestic market oil products revenues, which derives from a US$ 685 million increase in sales volumes, and a US$ 4,772 million increase in average domestic basic oil products prices; and

•	a US$ 1,143 million increase in exported fuel oil revenues, which derives from a US$ 351 million increase in sales volumes and a US$ 792 million increase in average price of fuel oil exports.

Cost of Sales

US$ million	Jan-Jun/2026	Jan-Jun/2025	Change (%)
Raw material, products for resale, materials and third-party services (1)	(10,960)	(10,350)	5.9
Acquisitions (including imports)	(7,048)	(7,131)	(1.2)
Crude oil	(4,715)	(3,882)	21.5
Oil products	(1,905)	(2,775)	(31.4)
Natural gas	(428)	(474)	(9.7)
Third-party services and others	(3,912)	(3,219)	21.5
Depreciation, depletion and amortization	(6,900)	(5,517)	25.1
Production taxes	(8,063)	(5,358)	50.5
Employee compensation	(1,036)	(830)	24.8
Inventory turnover	650	345	88.4
Total	(26,309)	(21,710)	21.2
(1) Includes short-term leases.

Cost of sales was US$ 26,309 million for the period Jan-Jun/2026, representing a 21.2% increase (US$ 4,599 million) compared to US$ 21,710 million in Jan-Jun/2025. This increase was mainly driven by a US$ 2,705 million increase in production taxes, mainly reflecting the higher average Brent crude prices, and a US$ 1,383 million increase in depreciation, depletion and amortization, mainly resulting from: (i) the start-up of the FPSOs Almirante Tamandaré (Búzios field, Santos basin) in February 2025 and Alexandre de Gusmão (Mero field, Campos basin) in May 2025; and (ii) an increase in depreciation of capitalized decommissioning costs, reflecting higher production and greater asset values in Jan-Jun/2026 compared to Jan-Jun/2025.

Income (Expenses)

US$ million	Jan-Jun/2026	Jan-Jun/2025	Change (%)
Selling expenses	(3,261)	(2,376)	37.2
General and administrative expenses	(1,035)	(908)	14.0
Exploration costs	(239)	(498)	(52.0)
Research and development expenses	(546)	(395)	38.2
Other taxes	(1,658)	(250)	563.2
Impairment (losses) reversals, net	191	(240)	-
Other income and expenses, net	(2,184)	(3,108)	(29.7)
Total	(8,732)	(7,775)	12.3

5

Selling expenses were US$ 3,261 million for the period Jan-Jun/2026, a 37.2% increase (US$ 885 million) compared to US$ 2,376 million for the period Jan-Jun/2025, mainly due to higher logistical expenses related to higher volumes of crude oil and fuel oil exports.

Exploration costs were US$ 239 million for the period Jan-Jun/2026, a 52.0% decrease (US$ 259 million) compared to US$ 498 million for the period Jan-Jun/2025, mainly due to a US$ 208 million write-off of exploration expenditures related to blocks C-M-753 and C-M-789 in the Campos Basin, which was recognized in Jan-Mar/25 following management assessment that determined the projects were not economically feasible, leading to the decision to discontinue their development.

Other taxes were US$ 1,658 million for the period Jan-Jun/2026, a 563.2% increase (US$ 1,408 million) compared to US$ 250 million for the period Jan-Jun/2025, mainly due to:

•	a US$ 1,087 million expense related to the levy of Export Tax (IE) over crude oil, bituminous minerals and road-use diesel, pursuant to Provisional Measure No. 1,340/2026. The tax is non-recoverable but deductible on the tax base of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL). The tax is levied on crude oil exports at a 12% rate and on diesel oil exports at a 50% rate. Ordinance of Ministry of Finance No. 674/1994, which provides for the payment of IE, establishes that the term for payment of this tax shall be 15 days for road-use diesel and 60 days for crude oil, from the date of registration of the declaration for customs clearance.

•	a US$ 118 million expense related to the Company’s adherence, in March and April 2026, to the Special Program for Installment Payment of Tax Credits (REFIS), instituted by the State of Rio de Janeiro through Complementary Law No. 225/2025, with the purpose of settling ICMS-related tax contingencies.

Impairment reversals amounted to US$ 191 million for the period Jan-Jun/2026, a US$ 431 million increase compared to US$ 240 million impairment losses for the period Jan-Jun/2025. The 2026 result mainly reflected the US$ 405 million reversal related to UFN-III, following approval for project resumption and the resulting increase in the asset's recoverable value, partially offset by a US$ 227 million impairment loss associated with the postponement of the production restart of platform P-52, in the Roncador field, located in the Campos Basin.

Net finance income (expense)

US$ million	Jan-Jun/2026	Jan-Jun/2025	Change (%)
Finance income	716	642	11.5
Income from financial investments and Government Bonds	488	448	8.9
Other finance income	228	194	17.5
Finance expenses	(2,034)	(2,048)	(0.7)
Interest in finance debt	(1,136)	(983)	15.6
Unwinding of discount on lease liability	(1,413)	(1,275)	10.8
Capitalized borrowing costs	1,350	916	47.4
Unwinding of discount on the provision for decommissioning costs	(691)	(648)	6.6
Other finance expenses	(144)	(58)	148.3
Foreign exchange gains (losses) and inflation indexation charges	2,497	4,169	(40.1)
Foreign exchange gains (losses)	2,721	5,068	(46.3)
Real x U.S. dollar	2,684	5,218	(48.6)
Other currencies	37	(150)	-
Reclassification of hedge accounting to the Statement of Income	(704)	(1,220)	(42.3)
Indexation to the Selic interest rate of anticipated dividends and dividends Payable	(152)	(151)	0.7
Recoverable taxes inflation indexation income	99	159	(37.7)
Other foreign exchange gains and indexation charges, net	533	313	70.3
Total	1,179	2,763	(57.3)

6

Net finance income amounted to US$ 1,179 million for the period Jan-Jun/2026, representing a 57.3% (US$ 1,584 million) decrease compared to a net finance income of US$ 2,763 million recorded in Jan-Jun/2025, mainly due to a foreign exchange gain - Real x U.S. dollar of US$ 2,684 million in Jan-Jun/2026, as compared to a US$ 5,218 million gain in Jan-Jun/2025 reflecting a 5.9% appreciation of the Real/US$ exchange rate in Jan-Jun/2026 (06/30/2026: R$ 5.18/US$, 12/31/2025: R$ 5.50/US$) compared to a 11.9% appreciation in Jan-Jun/2025 (06/30/2025: R$ 5.46/US$, 12/31/2024: R$ 6.19/US$).

Income taxes

Income tax was an expense of US$ 6,737 million in Jan-Jun/2026, compared to an expense of US$ 4,765 million in Jan-Jun/2025. The increase was mainly due to higher net income before income taxes (US$ 23,393 million of income in Jan-Jun/2026 compared to a US$ 15,517 million income in Jan-Jun/2025), resulting in nominal income taxes computed based on Brazilian statutory corporate tax rates (34%) of US$ 7,953 million in Jan-Jun/2026 compared to a US$ 5,275 million in Jan-Jun/2025.

Net Income attributable to shareholders of Petrobras

Net income attributable to shareholders of Petrobras was US$ 16,627 million for the period Jan-Jun/2026, a US$ 5,919 million increase compared to a net income attributable to shareholders of Petrobras of US$ 10,708 million for the period Jan-Jun/2025, mainly due to higher gross profit (US$ 30,833 million in Jan-Jun/2026 compared to US$ 20,400 million in Jan-Jun/2025), partially offset by higher expenses (US$ 8,732 million of expenses in Jan-Jun/2026 compared to US$ 7,775 million of expenses in Jan-Jun/2025) and lower net finance income (US$ 1,179 million of income in Jan-Jun/2026 compared to US$ 2,763 million of income in Jan-Jun/2025).

7

CAPITAL EXPENDITURES (CAPEX)

CAPEX (US$ million)	Jan-Jun/2026	Jan-Jun/2025	Change (%)
Exploration and Production	8,807	7,224	21.9
Refining, Transportation and Marketing	1,174	916	28.1
Gas and Low Carbon Energies	203	121	67.8
Corporate and Other businesses	221	235	(5.9)
Total	10,405	8,496	22.5

In line with our Business Plan, our Capital Expenditures were primarily directed toward investment projects which Management believes are most profitable, relating to oil and gas production.

In Jan-Jun/2026, Capital Expenditures in the E&P segment totaled US$ 8,807 million, representing 84.6% of the CAPEX of the Company, a 21.9% increase when compared to US$ 7,224 million in Jan-Jun/2025, mainly due to the development of large projects in the pre-salt layer of the Santos Basin, especially in the Búzios and Sepia Fields, due to the progress in the construction works of the units, as well as in the Campos Basin projects, with the ramp-up of the Marlim Revitalization. CAPEX in Jan-Jun/2026 were mainly concentrated on: (i) the development of production in the pre-salt layer of the Santos Basin (US$ 4.54 billion); (ii) the development of production in the pre-salt and post-salt layers of the Campos Basin (US$ 1.53 billion); and (iii) exploratory investments (US$ 0.59 billion).

8

LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Jun/2026	Jan-Jun/2025
Adjusted Cash and Cash Equivalents at the beginning of the period	9,200	8,071
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the beginning of the period	(2,729)	(4,800)
Cash and cash equivalents at the beginning of the period	6,471	3,271
Net cash provided by operating activities	20,649	16,029
Acquisition of PP&E and intangibles assets	(9,072)	(8,046)
Acquisition of equity interests	(63)	(2)
Proceeds from disposal of assets – (Divestments)	358	479
Financial compensation from co-participation agreement	307	355
Dividends received	71	25
Divestment (investment) in financial investments	(897)	2,861
Net cash used in investing activities	(9,296)	(4,328)
(=) Net cash provided by operating and investing activities	11,353	11,701
Proceeds from finance debt	1,931	3,072
Repayments of finance debt	(4,205)	(2,403)
Net change in finance debt	(2,274)	669
Repayment of lease liability	(5,216)	(4,368)
Dividends paid to shareholders of Petrobras	(3,742)	(4,588)
Dividends paid to non-controlling interest	(8)	(31)
Changes in non-controlling interest	(202)	157
Net cash used in financing activities	(11,442)	(8,161)
Effect of exchange rate changes on cash and cash equivalents	101	185
Cash and cash equivalents at the end of the period	6,483	6,996
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the end of the period	3,935	2,505
Adjusted Cash and Cash Equivalents at the end of the period	10,418	9,501

Reconciliation of Free Cash Flow
Net cash provided by operating activities	20,649	16,029
Acquisition of PP&E and intangible assets	(9,072)	(8,046)
Acquisition of equity interests	(63)	(2)
Free Cash Flow (1)	11,514	7,981

(1) Free Cash Flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”), approved in July 2023, which is the result of the equation: FCF = net cash provided by operating activities less the sum of acquisition of PP&E and intangible assets and acquisition of equity interests.

As of June 30, 2026, Cash and cash equivalents amounted to US$ 6,483 million and Adjusted Cash and Cash Equivalents totaled US$ 10,418 million.

In the six-month period ended June 30, 2026, we had net cash provided by operating activities of US$ 20,649 million and positive Free Cash Flow of US$ 11,514 million. This level of cash generation, together with proceeds from disposal of assets (divestments) of US$ 358 million, financial compensation from co-participation agreements of US$ 307 million, dividends received of US$ 71 million and proceeds from finance debt of US$ 1,931 million, were mainly allocated to: (a) debt prepayments and payments of principal and interest due in the period of US$ 4,205 million; (b) repayment of lease liability of US$ 5,216 million; (c) dividends paid to shareholders of Petrobras of US$ 3,742 million; (d) acquisition of PP&E and intangibles assets of US$ 9,072 million; and (e) investment in financial investments of US$ 897 million.

In the six-month period ended June 30, 2026, the Company repaid several finance debts, totaling US$ 4,205 million, notably: (i) US$ 2,342 million in the banking market, including US$ 1,360 million of prepayments in both the domestic and international markets; (ii) US$ 1,588 million in the capital markets, including the repurchase and optional redemption of US$ 694 million of bonds issued in the international capital markets; (iii) US$ 197 million to export credit agencies; (iv) US$ 54 million to development banks; and (v) US$ 25 million under other financing arrangements.

In the six-month period ended June 30, 2026, the Company raised US$ 1,931 million, notably through: (i) borrowings in the domestic banking market, amounting to US$ 948 million; (ii) borrowings from export credit agencies, amounting to US$ 590 million; and (iii) borrowings in the international banking market, amounting to US$ 320 million.

9

CONSOLIDATED DEBT

Debt (US$ million)	06.30.2026	12.31.2025	Change (%)
Capital Markets	16,264	17,000	(4.3)
Banking Market	7,293	7,595	(4.0)
Development banks	544	532	2.3
Export Credit Agencies	1,623	1,189	36.5
Others	110	125	(12.0)
Finance debt	25,834	26,441	(2.3)
Lease liability	44,972	43,352	3.7
Gross Debt	70,806	69,793	1.5
Adjusted Cash and Cash Equivalents	10,418	9,200	13.2
Net Debt	60,388	60,593	(0.3)
Leverage: Net Debt / (Net Debt + Market Capitalization)	38%	45%	(15.6)
Average interest rate (% p.a.)	6.8	6.7	1.5
Weighted average maturity of outstanding debt (years)	11.92	11.70	1.9

As of June 30, 2026, the Company has maintained its liability management strategy to improve the debt profile and to adapt to the maturity terms of the Company’s long-term investments.

Gross Debt increased by 1.5% (US$ 1,013 million) to US$ 70,806 million as of June 30, 2026, from US$ 69,793 million as of December 31, 2025, due to: (i) higher lease liabilities in the period (a US$ 1,620 million increase), partially offset by decreased finance debt (a US$ 607 million decrease). Gross Debt was maintained lower than the maximum level of US$ 75,000 million, with convergence to the level of US$ 65,000 million defined in the 2026-2030 Business Plan, mainly due to debt prepayments and scheduled repayments.

As of June 30, 2026, Net Debt decreased by 0.3% (US$ 205 million), reaching US$ 60,388 million, compared to US$ 60,593 million as of December 31, 2025, mainly due to a US$ 1,218 million increase in adjusted cash and cash equivalents, partially offset by the US$ 1,013 million increase in gross debt.

10

RECONCILIATION OF ADJUSTED EBITDA, LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the net income before net finance income (expense), income taxes, depreciation, depletion and amortization adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, results on disposal and write-offs of assets, impairment and results from co-participation agreements in bid areas.

LTM Adjusted EBITDA represents an alternative to the Company's operating cash generation. This measure is used to calculate the metric Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

Adjusted EBITDA and Net cash provided by operating activities – OCF

US$ million	Jan-Jun/2026	Jan-Jun/2025	Change (%)
Net income	16,656	10,752	54.9
Net finance income (expense)	(1,179)	(2,763)	(57.3)
Income taxes	6,737	4,765	41.4
Depreciation, depletion and amortization	8,374	6,944	20.6
Results in equity-accounted investments	(113)	(129)	(12.4)
Impairment losses (reversals)	(191)	240	-
Results on disposal/write-offs of assets	(115)	(71)	62.0
Results from co-participation agreements in bid areas	(205)	(50)	310.0
Adjusted EBITDA	29,964	19,688	52.2
Allowance (reversals) for credit loss on trade and other receivables	-	37	-
Trade and other receivables	(2,196)	122	-
Inventories	(1,201)	(853)	40.8
Trade payables	(1,060)	(82)	1,192.7
Taxes payable (1)	(4,158)	(3,182)	30.7
Others	(700)	299	-
Net cash provided by operating activities – OCF	20,649	16,029	28.8
(1) Composed of other taxes payable and Income taxes paid.

11

LTM Adjusted EBITDA and LTM Net cash provided by operating activities – OCF

	US$ million
	Last twelve months (LTM) at
	06.30.2026	12.31.2025	Apr-Jun/2026	Jan-Mar/2026	Oct-Dec/2025	Jul-Sep/2025
Net income	25,624	19,720	10,438	6,218	2,915	6,053
Net finance income (expense)	850	(734)	288	(1,467)	2,300	(271)
Income taxes	9,047	7,075	3,630	3,107	80	2,230
Depreciation, depletion and amortization	16,577	15,147	4,263	4,111	4,092	4,111
Results in equity-accounted investments	68	52	(103)	(10)	217	(36)
Impairment losses (reversals)	1,088	1,519	226	(417)	1,566	(287)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	1	1	-	-	1	-
Results on disposal/write-offs of assets	(64)	(20)	(40)	(75)	61	(10)
Results from co-participation agreements in bid areas	(392)	(237)	(87)	(118)	(125)	(62)
Adjusted EBITDA	52,799	42,523	18,615	11,349	11,107	11,728
Allowance (reversals) for credit loss on trade and other receivables	43	80	8	(8)	41	2
Trade and other receivables	(2,789)	(471)	(1,951)	(245)	3	(596)
Inventories	(1,205)	(857)	(423)	(778)	303	(307)
Trade payables	90	1,068	(776)	(284)	1,208	(58)
Taxes payable	(7,173)	(6,197)	(3,075)	(1,083)	(1,809)	(1,206)
Others	(1,098)	(99)	(148)	(552)	(691)	293
Net cash provided by operating activities - OCF	40,667	36,047	12,250	8,399	10,162	9,856

12

Adjusted Cash and Cash Equivalents, Gross Debt, Net Debt, Net Cash provided by Operating Activities (LTM OCF), LTM Adjusted EBITDA, Gross Debt Net of Cash and Cash Equivalents/LTM OCF and Net Debt/LTM Adjusted EBITDA Metrics

The Net Debt/LTM Adjusted EBITDA metric is an important metric that supports our management in assessing the liquidity and leverage of Petrobras Group. This ratio is an important measure for management to assess the Company’s ability to pay off its debt, mainly because our Business Plan 2026-2030 defines US$ 75 billion as the maximum level for our Gross Debt, with convergence to the level of US$ 65 billion.

The following table presents the reconciliation of these metrics to the most directly comparable measures derived from the IFRS Accounting Standards captions:

	US$ million

	06.30.2026	12.31.2025
Cash and cash equivalents	6,483	6,471
Government bonds, bank deposit certificates and time deposits (maturity of more than three months)	3,935	2,729
Adjusted Cash and Cash equivalents	10,418	9,200
Finance debt	25,834	26,441
Lease liability	44,972	43,352
Current and non-current debt - Gross Debt	70,806	69,793
Net Debt	60,388	60,593

Net cash provided by operating activities - LTM OCF	40,667	36,047
Allowance for credit loss on trade and other receivables	(43)	(80)
Trade and other receivables	2,789	471
Inventories	1,205	857
Trade payables	(90)	(1,068)
Taxes payable	7,173	6,197
Others	1,098	99
LTM Adjusted EBITDA	52,799	42,523
Gross Debt net of cash and cash equivalents/LTM OCF ratio	1.58	1.76
Net Debt/LTM Adjusted EBITDA ratio	1.14	1.42

13

RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Jun/2026	Jan-Jun/2025	Change (%)
Sales revenues	38,781	29,471	31.6
Gross profit	21,289	16,073	32.5
Income (Expenses)	(1,516)	(2,584)	(41.3)
Operating income	19,773	13,489	46.6
Net income attributable to the shareholders of Petrobras	13,095	8,961	46.1
Average Brent crude (US$/bbl)	92.57	71.74	29.0
Production taxes – Brazil	8,060	5,354	50.5
Royalties	5,219	3,479	50.0
Special Participation	2,821	1,858	51.8
Retention of areas	20	17	17.6

[1]

In the period Jan-Jun/2026, the gross profit for the E&P segment was US$ 21,289 million, an increase of 32.5% compared to US$ 16,073 million gross profit in the period Jan-Jun/2025, mainly due to increased higher production and Brent prices.

Operating income was US$ 19,773 million in the Jan-Jun/2026 period, an increase of 46.6% compared to US$ 13,489 million operating income in the period Jan-Jun/2025, mainly due to higher gross profit, and also to the lower expenses resulting from the provision for the equalization of expenditures and volumes related to the approval of the Jubarte Production Individualization Agreement that occurred in the same period last year.

In the period Jan-Jun/2026, production taxes amounted to US$ 8,060 million, an increase of 50.5% compared to US$ 5,354 million in the period Jan-Jun/2025 caused primarily by higher prices and production.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Jun/2026	Jan-Jun/2025	Change (%)
Crude oil, NGL and natural gas – Brazil (1)	3,253	2,820	15.4
Crude oil and NGL (mbbl/d)	2,636	2,278	15.7
Natural gas (mboed)	616	542	13.7
Crude oil, NGL and natural gas – Abroad	28	31	(9.7)
Total (mboed)	3,281	2,851	15.1

(1) There were adjustments in the LPG production volumes from January to July 2025, due to the reprocessing of LPG data from the Boaventura Energy Complex.

Production of crude oil, NGL and natural gas was 3,281 mboed in the period Jan-Jun/2026, representing an increase of 15.1% compared to Jan-Jun/2025, mainly due to: (i) the ramp-up and capacity increases of the FPSOs Almirante Tamandaré and Marechal Duque de Caxias; (ii) the ramp-up of the FPSOs Maria Quitéria, Alexandre de Gusmão, Anna Nery, and Anita Garibaldi; (iii) start of production of the FPSOs P-78 and P-79; (iv) new wells from complementary projects in the Campos and Santos Basins; (v) higher operational efficiency and lower volume of losses due to maintenance stoppages in Campos Basin; and (vi) higher NGL production. These factors were partially offset by the natural decline in production.

14

Refining, Transportation and Marketing

Financial information

US$ million	Jan-Jun/2026	Jan-Jun/2025	Change (%)
Sales revenues	54,648	39,784	37.4
Gross profit	9,710	2,420	301.2
Income (Expenses)	(3,382)	(1,605)	110.7
Operating income	6,328	815	676.4
Net income attributable to the shareholders of Petrobras	4,220	584	622.6
Average refining cost (US$ / barrel) – Brazil	3.21	2.79	15.1
Average domestic basic oil products price (US$/bbl)	100.76	84.75	18.9

In the period Jan-Jun/2026, Refining, Transportation and Marketing gross profit increased US$ 7,290 million compared to the period Jan-Jun/2025, primarily driven by higher international margins, specifically diesel and jet fuel, the increase in oil exports and the effect of the realization of inventory acquired at lower Brent price. Operating income growth for the period primarily reflects the gross profit increase, partially mitigated by higher expenses, driven by increased freight costs, and higher taxes related to crude oil exports during the period.

The average refining cost in the period Jan-Jun/2026 was US$ 3.21/bbl, up 15.1% from Jan-Jun/2025, primarily due to inflationary effects on personnel costs related to the collective labor agreement and refinery revitalization activities, compounded by local currency appreciation in 2026. This increase was partially offset by higher oil processing volumes.

Operational information

Thousand barrels per day (mbbl/d)	Jan-Jun/2026	Jan-Jun/2025	Change (%)
Total production volume	1,867	1,718	8.7
Domestic sales volume	1,744	1,705	2.3
Crude distillation capacity	1,813	1,813	-
Refining plants utilization factor (1)	98%	91%	7.7
Average crude oil throughput	1,752	1,617	8.3
Average NGL throughput	46	46	-
Domestic crude oil over average crude oil throughput (1)	93%	92%	1.1

(1) Changes presented in percentage points.

Domestic sales in the period Jan-Jun/2026 were 1,744 mbbl/d, an increase of 2.3% compared to Jan-Jun/2025.

Diesel sales volume rose 1.8% in Jan-Jun/2026 compared to Jan-Jun/2025 mainly due to the reduced sales from other producers. This positive effect was partially offset by the increase in the minimum biodiesel content in the blend from 14.0% to 15.0% and the increase in net imports by third parties. Gasoline sales volume grew by 1.7% in Jan-Jun/2026 compared to Jan-Jun/2025, because of higher share of gasoline compared to ethanol. Jet Fuel sales increased 5.3% due to the increase in economic activity boosting tourism and business travel, combined with real exchange rate appreciation. This growth was partially offset by airlines implementing fleet management measures in response to higher international jet fuel prices.

Total oil products output for the period Jan-Jun/2026 was 1,867 mbbl/d, representing an 8.7% increase compared to Jan-Jun/2025. In the first six months of 2026, the utilization factor of our refineries was 7.7 percentage points higher year-over-year, reflecting stronger regional demand amid geopolitical tensions in the Middle East. The increase in crude throughput was driven by higher refinery system availability in the current year.

15

Gas and Low Carbon Energies

Financial information

US$ million	Jan-Jun/2026	Jan-Jun/2025	Change (%)
Sales revenues	4,611	4,036	14.2
Gross profit	2,075	1,767	17.4
Income (expenses)	(1,633)	(1,693)	(3.5)
Operating income	442	74	497.3
Net income attributable to the shareholders of Petrobras	310	60	416.7
Average natural gas sales price – Brazil (US$/bbl)	55.61	57.73	(3.7)

In Jan-Jun/2026, the gross profit increased 17.4% in relation to Jan-Jun/2025 due to the higher volume of natural gas sold, higher domestic natural gas processing revenue resulting from the operation of the Itaboraí gas processing unit from the Rota 3 gas pipeline, and early commencement of energy capacity reserve auction contracts starting in August 2025.

The operating income in Jan-Jun/2026 also increased in relation to Jan-Jun/2025, due to higher gross profit and stable operating expenses.

Operational information

	Jan-Jun/2026	Jan-Jun/2025	Change (%)
Capacity obligation awarded in the Capacity Reserve Auction (MW) (1)	1,120	−	-
Sale of Thermal Availability at Auction (ACR)- Average MW	568	714	(20.4)
Sale of electricity - average MW	1,057	689	53.4
National gas delivered - million m³/day	38	32	18.8
Regasification of liquefied natural gas - million m³/day	1	1	-
Import of natural gas from Bolivia - million m³/day	7	10	(30.0)

(1) Effective as of August 2025, according to the First Capacity Reserve Auction held in 2021.

The start-up of the Ibirité and Termorio thermal power plants occurred ahead of schedule in August 2025, making capacity available to meet the contracts awarded in 2021 Capacity Reserve Auction.

In Jan-Jun/2026, Petrobras’ thermal availability sales decreased by 20.4% compared to Jan-Jun/2025, due to the expiration of contracts. In the same period, sales of electricity increased by 53.4%, mainly driven by the optimization of the natural gas supply portfolio and the need to meet third-party steam demand.

On the natural gas supply side, national gas delivered in Jan-Jun/2026 grew 18.8% due to availability of gas from the Rota 3 gas pipeline and the operation of the Itaboraí gas processing unit. As a result of the increased supply of domestic production, there was a decrease in natural gas imports.

16

GLOSSARY

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted Cash and Cash Equivalents - Sum of cash and cash equivalents, government bonds, bank deposit certificates and time deposits with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with the IFRS Accounting Standards. It may not be comparable to adjusted cash and cash equivalents of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management and uses this measure in the calculation of Net Debt.

Adjusted EBITDA Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment; results on disposal/write-offs of assets; and results from co-participation agreements in bid areas. Adjusted EBITDA is not a measure defined by the IFRS Accounting Standards and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Average Domestic basic oil products price (US$/bbl) - represents Petrobras' domestic sales revenues per unit of basic oil products, which are: diesel, gasoline, LPG, jet fuel, naphtha and fuel oil.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business Plan, which include acquisition of PP&E and intangible assets, acquisition of equity interests, as well as other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free Cash Flow - Net cash provided by operating activities less the sum of acquisition of PP&E and intangibles assets and acquisition of equity interests. Free cash flow is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS Accounting Standards. It may not be comparable to free cash flow of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS Accounting Standards.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Market Capitalization. Leverage is not a measure defined in the IFRS Accounting Standards, and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating income (loss) - Net income (loss) before finance (expense) income, results in equity-accounted investments and income taxes.

Net Debt – Gross Debt less Adjusted Cash and Cash Equivalents. Net Debt is not a measure defined in the IFRS Accounting Standards and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with the IFRS Accounting Standards. Our calculation of Net Debt may not be comparable to the calculation of Net Debt by other companies. Management believes that Net Debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer